UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 18, 2017

(Date of earliest event reported)

RONN MOTOR GROUP, INC.
(Exact name of issuer as specified in its charter)

Delaware	47-4161960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

ASU SkySong Research Building, #255B

1475 N Scottsdale Road

Scottsdale, AZ 85257

(Full mailing address of principal executive offices)

(512)-470-6577

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 8. Certain Unregistered Sales of Equity Securities.

Effective April 18, 2017, the board of directors of Ronn Motor Group, Inc. (the “Company”) approved the issuance of an aggregate of 20,600,000 restricted shares of the Company’s common stock, par value $0.001 per share (the “Shares”), to certain members of the Company’s management for their services to the Company, which shares were issued on August 17, 2017. A certain portion of the Shares vest as of the date of grant while the balance of the Shares vest in 60 equal monthly installments commencing on the one month anniversary date of the grant.

The issuance of these securities was deemed to be exempt from the registration requirements of the Securities Act of 1933, as amended by virtue of Section 4(a)(2) thereof, as a transaction by an issuer not involving a public offering.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ronn Motor Group, Inc.

By:	/s/ Mark Lucky
Mark Lucky
Interim Chief Financial Officer

Date:	August 21, 2017

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